File Nos. 70-7888 / 70-9483 / 70-9469

                SECURITIES AND EXCHANGE COMMISSION
                       Washington, DC  20549

             POST-EFFECTIVE AMENDMENT NOS. 19, 1, and 1

                             FORM U-1

                     APPLICATION / DECLARATION
                               UNDER

          THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                ___________________________________

     Allegheny Energy, Inc.      Allegheny Energy Supply Company, LLC
     10435 Downsville Pike       R.R. 12, P.O. Box 1000
     Hagerstown, MD  21740       Roseytown,Penna. 15601

     West Penn Power Company     Allegheny Energy Service Corporation
     800 Cabin Hill Drive        10435 Downsville Pike
     Greensburg, PA  15601       Hagerstown, MD  21740


                   _____________________________

                      Allegheny Energy, Inc.
                      10435 Downsville Pike
                      Hagerstown, MD  21740

 The Commission is requested to send copies of all notices, orders and communications in connection with this Application /
                          Declaration to:

                     Thomas K. Henderson, Esq.
                Vice President and General Counsel
                      Allegheny Energy, Inc.
                       10435 Downsville Pike
                       Hagerstown, MD 21740

                       Anthony Wilson, Esq.
                          Senior Attorney
               Allegheny Energy Service Corporation
                       10435 Downsville Pike
                       Hagerstown, MD  21740

     1.   Applicants hereby amend Item 1, Description of Proposed
          Transaction, by adding the following to the end thereof:

          A)   Summary and Background

     Applicants request that the Commission increase from $100 million to $300 million the authorized loans (Loans) that Allegheny Energy, Inc. ("Allegheny") may make to Allegheny Energy Supply Company, LLC ("GENCO") and increase from $200 million to $300 million the aggregate commercial paper ("Commercial Paper") that GENCO may issue - with the limitation that both the Loans and Commercial Paper when taken in the aggregate not exceed the authorized short-term debt ceiling of $300 million. Additionally, Applicants request that the Commission: 1) authorize GENCO to participate in the Money Pool up to its short-term debt aggregate of $300 million and increase the aggregate available in the Money Pool by $300 million to reflect the addition of GENCO; 2) authorize Allegheny to issue long-term debt up to an aggregate amount of $138 million; 3) authorize GENCO to issue long-term debt up to an aggregate amount of $400 million; 4) authorize GENCO to issue letters of credit up to $100 million to support counterparty agreements and other trading agreements; 5) authorize GENCO to lease up to 225 acres; 6) authorize West Penn Funding Corporation ("WPFC") to make additional loans to West Penn; and 7) authorize the formation of special purpose subsidiaries for the purpose of owning and managing intellectual property and other intangible assets. Each of the transactions will be subject to the same terms and conditions as contained in prior orders, as applicable. In support, Applicants submit the following.

     In a series of orders issued in File No. 70-7888, dated January 29, 1992, February 28, 1992, July 14, 1992, November 5, 1993, November 28, 1995, April 18, 1996, December 23, 1997, May
19,  1999,  and  October 8, 1999 (HCAR Nos. 25462,  25481,  25581,
25919, 26418, 26506, 26804, 27030, and 27084 ("Financing Orders"),
among other things, the Allegheny system companies were authorized to establish and participate in a Money Pool. In File No. 70-9483 (HCAR No. 27101, dated November 12, 1999), the Commission authorized the formation of and transfer of generating related assets to GENCO. Additionally, in the same order GENCO was authorized to issue up to $200 million of short-term debt in the form of Commercial Paper, Allegheny was authorized to issue up to $100 million in Loans to GENCO and to enter into counterparty support agreements up to $150 million. The authorization for the Commercial Paper and Loans were effective through July 31, 2005 ("GENCO Order"). Finally in HCAR No. 27091, the Commission, among other things, authorized WPFC to loan West Penn up to $600 million in transition bond proceeds ("WPFC Order").<F1>

     Since the issuance of the Financing Orders, GENCO Order, and the WPFC Order, several events have occurred which now require Applicants to request additional authority. Specifically, deregulation of generation has continued and competition at the retail level is now a reality in Pennsylvania;and is coming to Maryland on July 1, 2000; and to Ohio, Virginia and West Virginia
over  the  course  of the next two years.   In  the  face  of
deregulation, and the limits it imposes on existing revenues, the Allegheny system has moved aggressively to expand its energy holdings and customer base. The Allegheny system has: formed a generating company - GENCO; acquired West Virginia Power; <F2>

<F1> See File No. 70-9469, Order Authorizing Formation of
Subsidiary Corporation and Special Purpose LLC, Issuance of
Transition Bonds, Notes, and Service Agreement (October 19, 1999).

<F2> See HCAR  No. 27121, Order Authorizing Retention  of  Assets
(December 23, 1999).

moved to acquire Mountaineer Gas; <F3> and moved to transfer The Potomac Edison Company's ("Potomac Edison") generating assets to GENCO.<F4> To remain a competitive corporation with strong corporate earnings and shareholder value, Allegheny and its subsidiaries must continue to grow both within and outside the energy industry. For these reasons the authorizations below are sought.

          1.  Add GENCO to the Money Pool and Increase the Money
		  Pool

     The Allegheny system has established a goal of increasing its investment in regulated and non-rate regulated businesses. As the Allegheny system grows, the needs of its subsidiaries for capital also grows, specifically GENCO's. In the Allegheny system, GENCO has been assigned the role of acquiring additional non-regulated generation sources to supply the Allegheny system as well as participate in various unregulated energy market activities. GENCO must have access to cash through short-term and long-term borrowings to take advantage of energy market opportunities or to
address  financial emergencies that may arise.   Currently,  GENCO
primarily uses its short-term financing, guarantees and parent support to support its capital expenditure program and ongoing
operations.   GENCO now seeks to participate in the Money Pool.
Participation in the Money Pool will enhance GENCO's ability to participate effectively in evolving energy markets by giving it access to financing in an amount not to exceed $300 million in the aggregate - the amount of short-term debt financing previously authorized for GENCO. The transactions will be subject to the same terms and conditions as were contained in the GENCO Order and Financing Orders.

          2. Increase GENCO's Authorized Commercial Paper and Allegheny's Authorized Loans to $300 Individually and in the Aggregate; and Authorize GENCO to Enter Into Credit Support and Counterparty Agreements

     In HCAR No. 27101, the Commission authorized GENCO to issue, on an as needed basis, up to $200 million in short-term debt in the form of Commercial Paper. Additionally, Allegheny was authorized to provide short-term debt financing to GENCO in the form of Loans not to exceed $100 million. GENCO primarily uses its short-term financing, guarantees and parent support to support its capital expenditure program and ongoing operations. While Allegheny would seek such additional regulatory approval as may be required, the requested increase in short-term financing authority and the grant of long-term financing (as described below) will enhance GENCO's ability to participate effectively in the evolving energy markets. GENCO needs to have access to cash through short-term borrowings to take advantage of opportunities that arise, to maintain its assets, and to expand its ongoing operations as additional states restructure and funding needs arise. GENCO now seeks to have maximum flexibility in financing. Specifically, GENCO seeks an increase its short-term debt authority from $200 million to $300 million and to increase parent
loans from Allegheny from $100 million to $300 million.   The
aggregate shot-term debt authorized will remain unchanged at $300 million and remain subject to the same terms and conditions as were contained in the original Application, as amended, and adopted in HCAR No. 27101.

<F3> See File No. 70-9625, Application of Monongahela Power Company
to Acquire 100% of the Securities of Mountaineer Gas (filed Feb.
4, 2000).

<F4> See File No. 70-9627, Application of The Potomac Edison Company
to Transfer  Assets  (filed Feb. 11, 2000).

     Finally, GENCO seeks authorization to issue letters of credit up to $100 million to support counterparty agreements and other trading agreements. The guarantees will be issued without recourse to the operating companies.

          3.  Authorize GENCO and Allegheny to Issue Long-term
		  Debt

     GENCO seeks authority to issue Long-term debt up to an aggregate amount of $400 million. Allegheny seeks to issue Long-term debt up to $138 million. Long-term financing will include, but not be limited to, bank financing and/or bank credit support, project financing, sales of secured or unsecured debt, notes, debentures and the issuance of equity. The terms and conditions will be established through arms' length negotiations based upon current market conditions and will be non-recourse to the system operating companies unless otherwise authorized.

          4.  Authorize WPFC to Make Additional Loans to West Penn

     WPFC seeks authorization to make additional loans to West Penn. Additional loans are necessary in order to maximize the economic benefits the Allegheny system as a whole receives from the ongoing transaction. The loans will be subject to the same terms and conditions as set forth in the WPFC Order.

          5.   Authorize GENCO to Enter Lease Agreement

     GENCO seeks authorization to enter into a lease agreement with West Penn for 150 - 225 acres at the Limestone Run site for a term of about 15 years.

          6.   Form Intellectual Property Subsidiaries

     Applicants propose, and seek authorization, to form special purpose subsidiaries for the purpose of owning and managing intellectual property and other intangible assets. The special purpose subsidiary, or subsidiaries, will allow the Allegheny system to maximize asset value.

          B.  Application of Proceeds

     GENCO will continue to use the proceeds of its proposed short-term debt financings to support operations, supplement daily cash flow fluctuations, and for temporary stop-gap financing measures until other financing transactions are completed. Additionally, GENCO may use the proceeds of its proposed Long-term borrowings to finance strategic purchases, construction, to replace or retire
short-term debt, or for other strategic corporate purposes.   Some
of the proceeds may be used by GENCO as capital contributions to nonutility subsidiaries. Except as described herein, no associate company or affiliate of the Applicants or any affiliate of any such associate company has any material interest, directly or indirectly, in the proposed transactions.

          C.  Rule 53 Analysis

     Rule 54 provides that the Commission, in determining whether to approve certain transactions by such registered holding company or its subsidiaries other than with respect to EWGs and FUCOs, will not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or FUCO upon the registered holding company system if the provisions of Rule 53(a), (b) and (c) are satisfied. When the transaction is consummated, for purposes of compliance with Rule 54, Allegheny's aggregate investment in EWGs and FUCOs will not exceed 50% of its consolidated retained earnings and the provisions of Rule 53(a) will be satisfied. Allegheny further states that none of the conditions set forth in rule 53(b) exist or will exist as a result of the proposed Transaction. Therefore, Rule 53(c) is inapplicable.

     2. Applicants hereby add the following to the end of Item 2, Fees, Commissions And Expenses:

     Fees and expenses in the estimated amount of $1,482,200 are expected to be incurred in connection with the proposed transactions, including standard rating fees aggregating approximately $ 126,000, underwriting fees $1,250,000, trustee fees $5,700, and miscellaneous fees of $100,000, plus ordinary expenses not over $500 in connection with the preparation of this Post-Effective Amendment. None of the fees, commissions or expenses is to be paid to any associate company or affiliate of Allegheny or any affiliate of any such associate company except for legal, financial and other services to be performed at cost.

     3. Applicants hereby add the following to the end of Item 3, Applicable Statutory Provisions:

     The short-term and long-term debt authorizations are subject to Sections 6 and 7 of the Act. The proposed lease agreement is subject to Section 13.

     4. Applicants hereby add the following to the end of Item 4, Regulatory Approval:

     Applications to approve the requested financing and money pool participation, to the extent required, have or will be filed with the utility regulatory bodies of Ohio, Pennsylvania, Maryland, West Virginia, and Virginia. Similarly, an application to transfer the utility property has, or will be, filed with the jurisdictional states. All state approvals are expected prior to the time an order is issued from this Commission or Applicant engages in any authorized act under this application. No commission, other than this Commission, has jurisdiction over the proposed transactions.

     5.   Applicants hereby add the following to the end of Item 5,
    	    Procedure:

     Allegheny waives any recommended decision by hearing officer or by any other responsible officer of the Commission and waives the 30-day waiting period between the issuance of the Commission's Order and the date it is to become effective since it is desired that the Commission's Order becomes effective upon issuance.
Allegheny consents to the Office of Public Utility Regulation assisting in the preparation of the Commission's decision and/or Order in this matter unless the Office opposes the matter covered by this application or declaration.

     6. Applicants hereby add the following to the end of Item 6, Exhibits and Financial Statements:

          (a) Exhibits

                  H-2 - Form of Notice (attached)

     7. Applicants hereby add the following to the end of Item 7, Information as to Environmental Effects:

     (a) For the reasons set forth in Item 1 above, the authorization applied for herein does not require major federal action significantly affecting the quality of the human environment for purposes of Section 102(2)(C) of the National Environmental Policy Act (42 U.S.C. 4232(2)(C)).

      (b)  Not applicable.

                             SIGNATURE

     Pursuant to the requirements of the Public Utility Holding
Company Act of 1935, as amended, the undersigned Applicants have duly caused this statement to be signed on their behalf by the undersigned thereunto duly authorized.

                              ALLEGHENY ENERGY, INC.

                              /s/ THOMAS K. HENDERSON, Esq.

                              Thomas K. Henderson, Esq.


                              ALLEGHENY ENERGY SUPPLY COMPANY, LLC

			            /s/ THOMAS K. HENDERSON, Esq.

                              Thomas K. Henderson, Esq.


                              WEST PENN POWER COMPANY

                              /s/ THOMAS K. HENDERSON,Esq.

                              Thomas K. Henderson, Esq.


                              ALLEGHENY ENERGY SERVICE CORPORATION

			            /s/ THOMAS K. HENDERSON, Esq.

                              Thomas K. Henderson, Esq.



Dated:  March 21, 2000

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